Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Filing Person: Carey Watermark Investors Incorporated Subject Company: Carey Watermark Investors Incorporated Commission File Number: 000-54263 IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CWI 1 TO MACKENZIE CAPITAL MANAGEMENT, LP (MCM), PLEASE READ THIS!! CWI® 1’S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS REJECT THE TENDER OFFER Neither CWI 1 nor W. P. Carey Inc. is associated with MCM or this unsolicited offer. We believe the tender offer is NOT in the best interest of our shareholders for the following reasons: • The $5.00 per share offer from MCM is 52% less than the current CWI 1 estimated NAV of $10.39 per share. • Their offer price is an opportunistic attempt to generate a profit. MCM did not obtain independent valuations or appraisals of CWI 1 assets. • You will no longer receive quarterly cash distributions if you sell your shares to MCM. CWI 1 has paid 35 consecutive quarterly distributions since inception. CWI 1’s most recent quarterly distribution was $0.1425 per share, which represents an annualized distribution rate of 5.70%. A reminder regarding the proposed merger of CWI 1 and CWI 2: On October 22, 2019, CWI 1 and CWI 2 announced that the two companies entered into a definitive merger agreement under which the two companies will merge to create Watermark Lodging Trust, a $4.6 billion, internally-managed non-traded REIT with increased scale and operating efficiencies, positioning it for long-term value creation and liquidity, including a public listing or IPO. • Following the merger, the combined company expects to pay a distribution rate which represents a 12% increase to CWI 1’s current distributions, comprised of $0.51 per share in cash and $0.12 per share in common stock on an annual basis. • If you sell your shares to MCM, you will not benefit from the potential long-term value of your shares or ongoing income in the form of quarterly distributions. PLEASE CONTACT W. P. CAREY INVESTOR RELATIONS AT 1-800-WP CAREY (972-2739) OR IR@WPCAREY.COM WITH ANY QUESTIONS. MCM will not allow you to change your decision to sell your shares to MCM once your paperwork is accepted by MCM. Please consult your financial and tax advisors before making any decisions affecting your investment. 1-800-WP CAREY • www.careywatermark.com • IR@wpcarey.com

50 Rockefeller Plaza | New York, NY 10020 Forward Looking Statements: This communication contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CWI 2 or CWI 1 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. The forward-looking statements include but are not limited to statements regarding: projections as to the anticipated benefits of the proposed transaction; the ability to close the proposed transaction; the strategic rationale and transaction benefits; the combined company’s corporate strategy and capital structure; the ability to execute future liquidity transactions including a public listing or IPO; and estimated or future economic performance and results, including the amount and timing of any future cost savings, synergies, dividends, profitability, distribution coverage, reduction of indebtedness, asset sales and estimated future growth. The statements are based on the current expectations, estimates, assumptions and projections of CWI 2’s and CWI 1’s management. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on CWI 2’s or CWI 1’s business, financial condition, liquidity, results of operations, earnings metrics, FFP metrics, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect our future results, performance, achievements or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in these forward-looking statements is included in CWI 2’s and CWI 1’s filings with the SEC from time to time, including but not limited to those described in Item 1A. Risk Factors in CWI 2’s and CWI 1’s respective Annual Report on Form 10-K for the year ended December 31, 2018, each as filed with the SEC on March 15, 2019. Moreover, because CWI 2 and CWI 1 operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this presentation, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, CWI 2 and CWI 1 do not undertake to revise or update any forward-looking statements. Additional Information and Where to Find It: This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, and there shall not be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the federal securities laws. CWI 2 and CWI 1 intend to file with the SEC a Registration Statement on Form S 4 and mail the Joint Proxy Statement/Prospectus and other relevant documents to their security holders in connection with the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY CWI 2 AND CWI 1 IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CWI 2, CWI 1 AND THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors and security holders will be able to obtain these materials and other documents, if and when filed with the SEC, free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge at CWI 2’s website (http://www.careywatermark2.com) or CWI 1’s website (http://www.careywatermark. com). Investors may also read and copy any reports, statements and other information filed by CWI 2 or CWI 1 with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Proxy Solicitation: Information regarding CWI 2’s directors and executive officers is available in its proxy statement filed with the SEC by CWI 2 on April 22, 2019, in connection with its 2019 annual meeting of stockholders, and information regarding CWI 1’s directors and executive officers is available in its proxy statement filed with the SEC by CWI 1 on April 22, 2019, in connection with its 2019 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/ Prospectus and other relevant materials filed with the SEC when they become available. IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CWI® 1 TO MCM, PLEASE READ THIS POSTCARD